Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES FIRST QUARTER 2007
FINANCIAL AND OPERATING RESULTS

Calgary, May 8, 2007 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") today announces the release of its first quarter 2007 financial and operating results. The unaudited financial statements, notes and MD&A are filed on SEDAR and are available on Harvest’s website on the ‘Financial Information – Quarterly Reports’ page. All figures reported herein are Canadian dollars unless otherwise stated.

Highlights:

  Cash Flows of $213.9 million ($1.68 per trust unit) in the quarter representing a payout ratio of 68%. This is an increase of 37% over the $156.3 million ($1.35 per trust unit) recorded in the previous quarter and 112% higher than the $101 million ($1.23 per trust unit) for the same period in 2006.

  Contribution from our refining and marketing business exceeded expectations for the quarter and represented 37% of Harvest’s operating cash flow during the period. North Atlantic’s gross margin and the benchmark 2-1-1 crack spread strengthened substantially during the latter half of the quarter, with the 2-1-1 being almost 30% higher in the month of March relative to the average for the first quarter;

  Upstream oil and natural gas production in western Canada was consistent with our expectations and totaled 62,024 barrels of oil equivalent per day (boe/d). First quarter production is generally lower than the full year average, primarily due to the concentrated activity at our winter only access areas such as Hay River and Red Earth, and was compounded in 2007 by weather related impacts in Eastern Alberta. During the quarter, we drilled 92 gross wells with a success rate of 97% and invested $148.5 million primarily on drilling, completion and tie-in activities, the majority of which was invested in Hay River, Red Earth and Southeast Saskatchewan;

  Refinery production ran close to full capacity with daily average throughput of 113,711 barrels per day ("bbl/d"), with expectations for similar throughput for the second quarter. Our per barrel gross margin realized from North Atlantic was 27% higher than the fourth quarter of 2006, driven by strong refined product demand and constrained supply;

  Gross proceeds of $373.8 million were raised in February through the issuance of 6,146,750 Trust Units and $230 million principal amount of convertible unsecured subordinated debentures, enabling Harvest to repay all indebtedness outstanding under its bridge facilities and reduced the drawn portion of its three year extendible revolving facility; and

  Second quarter 2007 monthly distributions were confirmed at C$0.38 per trust unit.

  Financial & Operating Highlights

  The table below provides a summary of our financial and operating results for the three month periods ended March 31, 2007 and 2006. Detailed commentary on individual items within this table is provided in Harvest’s Management’s Discussion and Analysis, filed on SEDAR or available on our website.

	Three Month Period Ended March 31
($000s except where noted)	2007	2006	Change

Revenue, net(1)	1,011,094	131,432	669%

Cash Flow(2)	213,941	100,971	112%
Per trust unit, basic(2)	$1.68	$1.23	37%
Per trust unit, diluted(2)	$1.52	$1.22	25%

Net income (loss)	69,850	(33,937)	306%
Per trust unit, basic	$0.55	$ (0.41)	234%
Per trust unit, diluted	$0.55	$ (0.41)	234%

Distributions declared	145,270	94,812	53%
Distributions declared, per trust unit	$1.14	$1.11	3%
Payout ratio (2)	68%	94%	(26%)

Bank debt	1,363,222	201,652	576%
Senior debt	279,612	292,000	(4%)
Convertible Debentures	793,184	242,244	227%
Total long-term financial liabilities	2,436,018	735,896	231%

Total assets	5,800,346	3,470,653	67%

PETROLEUM AND NATURAL GAS OPERATIONS
Daily Production
Light to medium oil (bbl/d)	27,034	23,900	13%
Heavy oil (bbl/d)	15,614	15,182	3%
Natural gas liquids (bbl/d)	2,496	1,709	46%
Natural gas (mcf/d)	101,282	73,337	38%
Total daily sales volumes (boe/d)	62,024	53,014	17%

Cash capital expenditures	148,487	103,239	44%

REFINING AND MARKETING OPERATIONS
Average daily throughput (bbl/d)	113,711	-	n/a
Aggregate throughput (mbbl)	10,234	-	n/a

Cash capital expenditures	4,883	-	n/a
(1) Revenues are net of royalties and risk management activities
(2) These are non-GAAP measures; please refer to "Non-GAAP Measures" in Harvest’s first quarter 2007 MD&A filed on SEDAR.

  Message to Unitholders

  The first quarter of 2007 was an active and very successful period for Harvest. In the upstream business, we delivered on our business plan with an active capital investment program that was already demonstrating its success by the end of the quarter. Most impressively however, we saw the value of our North Atlantic refining and marketing business acquisition which we completed in the fourth quarter of 2006 with its significant and impressive contribution to the organization’s results. During the quarter, approximately 63% of our cash flow came from the upstream business where we find, develop and produce crude oil and natural gas in Western Canada in the provinces of Alberta, Saskatchewan and British Columbia. The remaining 37% was attributable to the downstream refining and marketing business located in the Province of Newfoundland and Labrador. The financial performance of the refinery significantly exceeded the expectations that we had for this business at the start of the quarter. We had high expectations when we purchased North Atlantic last year, and we are pleased to report that those expectations have been not only met but exceeded by the success that we have already achieved in 2007. Today, Harvest Energy is an integrated oil company active across the country with a diversified portfolio of assets and related businesses that provide us future opportunities and position Harvest to be a very long-term, sustainable organization for many years to come.

  During the first quarter, very strong refining margins (or ‘crack spreads’) coupled with robust commodity prices contributed to our cash flow per unit of $1.68 and payout ratio of 68%. This is a significant improvement over our fourth quarter 2006 cash flow of $1.35 per unit and 86% payout ratio. The strong refined product pricing environment (bolstered by a shortage of refinery capacity in North America, as well as normal seasonality of gasoline prices which are typically stronger in the summer driving season) has continued into the second quarter. As a result, we were able to confidently declare our second quarter monthly distributions at C$0.38 per unit.

  One of the drivers behind Harvest’s entry into the downstream business was the realization that good value opportunities exist for those involved in the refining or upgrading business because refining capacity in North America is very tight. This means that supply and demand for refined products are closely balanced, such that even minor disruptions to the supply of refined products can impact inventories and result in significant price increases. This phenomenon occurred in the first quarter, as several Canadian and U.S. based refineries experienced disruptions that impacted refined product supply. In response to this as well as concerns over lower inventories, prices for refined product rose sharply in the first quarter and have remained strong into the second quarter. Particular strength was seen in ‘RBOB’ (Reformulated Blend for Oxygenate Blend) gasoline, and to a lesser extent in distillate prices such as heating oil (diesel) and jet fuel. As a result of the strength in individual product prices, crack spreads also posted strong advances during February and March. The commonly quoted NYMEX 2-1-1 crack spread averaged U.S.$12.14 per barrel during the first quarter, 37% higher than the fourth quarter of 2006. North Atlantic’s realized gross margin of U.S.$11.85 per barrel was also 27% higher than the fourth quarter of U.S.$9.32 per barrel. Historically, the first quarter of the year is one of the weaker periods for crack spreads, but in 2007, we saw strengthening prices by the middle of February which continued beyond the end of the calendar quarter. During the month of March, the gross margin that Harvest realized from the refining business was almost twice the amount we had budgeted for that month.

  Throughput at the refinery totaled 113,711 bbl/d during the quarter, and the refined product slate was weighted approximately 32% to gasoline, 41% to distillates and 27% to heavy fuel oil, and is expected to remain relatively stable for the balance of 2007. However, we have made some minor adjustments within the refinery to maximize the production of gasoline relative to distillates due to continued strong gasoline prices. Our refinery units give us the ability to make small (i.e. 1-2%) adjustments to the product slate to maximize margins. Since the summer driving season tends to reduce gasoline inventories, prices tend to be the strongest during the second and third calendar quarters, and we have responded to this by making adjustments to our refining process.

  For the full year, we anticipate our throughput volumes will average 111,400 bbl/d, after the fuel consumed by the refinery is deducted from the feedstock volumes. Our 2007 maintenance capital of $30 million for the refinery will be allocated to projects that help maintain the high performance of our facility units. An additional $30 million has been budgeted in 2007 for discretionary projects, which are focused on enhancing the cash flow generating capability of the refinery. This discretionary capital includes the commencement of the visbreaker project discussed in our year end results. The visbreaker project will effectively upgrade approximately 1,500 bbl/d of heavy fuel oil into higher value distillate products. Heavy fuel oil historically sells at a discount to benchmark West Texas Intermediate ("WTI") prices of approximately U.S.$20/bbl, compared to distillates which have sold at a premium of approximately U.S.$10.50/bbl above benchmark WTI prices over the past two years. As a result, the economics of this project are very attractive and we anticipate that the project will pay for itself in less than one year. Additional work continues on our longer term opportunities, including projects such as a coker which would enable more complete upgrading of the heavy fuel oil. Additional discretionary projects in 2007 include opportunities that provide growth in the near term while also positioning for future growth.

  The strong results we achieved in our downstream business during the first quarter helped support our cash flow by providing an offset to the seasonal softness we experience during the winter months in our upstream business. Consistent with the prior year, our first quarter 2007 capital spending in the upstream oil and natural gas business represented a substantial portion (almost 50%) of our overall budget for the year. We successfully invested $148.5 million into our upstream business and drilled 92 gross wells with a success rate of 97%. The focus of our drilling program was primarily oil targets with 80% of the net wells drilled exploiting our light, medium and heavy oil opportunities. Of this total, 11 wells were drilled in Southeast Saskatchewan, 12 at Red Earth, 6 in Lloydminster, 5 in Markerville, and we drilled 31 horizontal wells in Hay River.

  The significant ‘front-end loading’ and oil weighting of our capital program is primarily due to activity at our Hay River property. This area is only accessible during the winter months when the ground is frozen. Given the large future recovery potential of the resource at Hay River (only 6% has been recovered to date on a pool that has over 200 million barrels of estimated original oil in place), we began work on an all season access road in late 2006 and through the first quarter of 2007. This road will enable year-round access for service rigs, services and personnel into this key area, further supporting our ability to both optimize our operations, and maximize the recovery of this large resource. As is typically the case during our active winter program, our oil production is negatively impacted by approximately 500 boepd, and we also incur a disproportionate share (approximately 50%) of our annual operating expenses, thus distorting our per barrel operating costs at Hay during the first quarter. The incremental production stemming from our 2007 drilling in Hay River is expected to come on-stream in the second quarter.

  The production softness attributable to Hay River was further compounded by a significant winter storm in the Lloydminster area that resulted in 400 bbl/d of heavy crude oil being shut in for most of January and February until production was restored to full capacity. Despite these regional challenges, we were pleased with our ability to effectively deliver a significant first quarter capital program, and believe the geographic diversity of our assets helps to mitigate the impact from any one area.

  Given the strong pricing environment for oil, our decision to largely focus on our oil exploitation opportunities has resulted in our natural gas production following a typical decline. Late in the first quarter, we did complete the construction of a gas processing facility in our Cairo area which will result in new liquids rich gas volumes being brought on in the second quarter.

  We continue to pursue opportunities to enhance our asset base both in the upstream and downstream businesses. We see a number of opportunities to increase value for investors through business development activities in the downstream business and we continue to consider and evaluate those opportunities. The growing recognition of the value and importance of strategically located refining and marketing assets such as North Atlantic provides opportunity for value creation. In the upstream, we continue to seek out additional upstream acquisition prospects that would enable us to expand on our existing asset base at a reasonable cost and bring further value creation opportunities to the company. The acquisition market in western Canada has become more affordable over the past two quarters, primarily attributable to the Canadian government’s trust tax announcement and the uncertainty it poses for trusts as well as junior exploration and production companies. This uncertainty, coupled with commodity price volatility, has contributed to more reasonable and therefore more attractive asset prices and acquisition values.

  As has been the norm through our history, we target assets that have attractive cash flow characteristics but also offer high quality enhancement and investment opportunities. Such characteristics allow us to create value with our hands-on technical approach to managing assets executed by our top tier employee base. We intend to pursue these types of opportunities while maintaining a prudent financial structure. During the quarter, we successfully completed an equity and convertible debenture financing, which enabled us to fully repay the $290 million that remained outstanding on a $350 million bridge loan (due in April 2008) that we incurred to finance our North Atlantic acquisition in late 2006. Since making that acquisition in the fourth quarter and despite the challenges imposed on some of our peers in the income trust and energy sector, we have been able to raise funds of almost $1 billion from the capital markets.

  With all of the bridge loan obligations repaid, Harvest’s bank debt is now comprised solely of a three year revolving extendible credit facility (which has just been enlarged and substantially extended by the syndicate of lenders who have shown great support for our business plan), supplemented by a US$250 million senior note due in 2011, and convertible debentures with an average term of over 6 years, repayable in equity as required. It should be noted that approximately 80% of our convertible debentures are convertible by the holder into units of Harvest at prices less than or equal to the current market price. We are comforted by the lack of any near-term refinancing risk, and intend to use further equity financing to support future acquisitions.

  We are pleased by the total return of approximately 30% that our investors have enjoyed year to date in 2007. As always, we thank all of our stakeholders for your continued support and look forward to reporting on our progress for the balance of the year.

  Conference Call & Webcast

  Harvest will be hosting a conference call and Webcast to discuss our first quarter 2007 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on May 9th, 2007. Callers may dial 1-800-766-6630 (international callers or Toronto local dial 416-695-9712) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-888-509-0081 (international callers or Toronto local dial 416-695-5275) and entering passcode 642787.

  Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

  Harvest is one of Canada’s largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with current production from our oil and gas business weighted approximately 70% to crude oil and liquids and 30% to natural gas and complemented by our very long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

  ADVISORY

  Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

  Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

  Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

  Investor & Media Contacts:

John Zahary President & CEO	Robert Fotheringham Chief Financial Officer

Cindy Gray Manager, Investor Relations

  Corporate Head Office:
  Harvest Energy Trust
  2100, 330 – 5th Avenue S.W.
  Calgary, AB Canada T2P 0L4
  Phone: (403) 265-1178
  Toll Free: (866) 666-1178
  Fax: (403) 265-3490
  Email: information@harvestenergy.ca
  Website: www.harvestenergy.ca